UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BARE ESCENTUALS, INC.
(Name of Subject Company)

BLUSH ACQUISITION CORPORATION
SHISEIDO COMPANY, LIMITED
(Names of Filing Persons (Purchasers)
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
067511105
(CUSIP Number of Class of Securities)

Takeshi Nakatsu
General Manager, Business Development Department
Shiseido Company, Limited
1-6-2, Higashi-shimbashi, Minato-ku, Tokyo 105-8310, Japan
Tel: +81-3-6218-6657
Fax: +81-3-6218-6662
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:

Peter Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda-ku, Tokyo, 100-0011 +81-3-5251-1601
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,763,985,969	$125,773

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18.20, the per share tender offer price, by 96,922,306 the sum of the 92,048,851 currently outstanding shares of Common Stock sought in the Offer and the 4,873,455 shares of Common Stock subject to all outstanding options.

**	Calculated by multiplying the transaction valuation by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable Filing Party: Not Applicable

Form or Registration No.: Not Applicable Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and 11.
Item 10. Financial Statements of Certain Bidders.
Item 12. Material to Be Filed as Exhibits.
Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX
EX-(a)(1)
EX-(a)(2)
EX-(a)(3)
EX-(a)(4)
EX-(a)(5)
EX-(a)(6)
EX-(a)(7)
EX-(b)(1)
EX-(b)(2)
EX-(d)(3)
EX-(d)(4)
EX-(d)(5)

Items 1 through 9, and 11.
     This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Blush Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shiseido Company, Limited, a corporation organized under the laws of Japan (“Shiseido”). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.001 per share (the “Shares”), of Bare Escentuals, Inc., a Delaware corporation (the “Company”), at a purchase price of $18.20 per Share, net to the seller in cash, without interest and subject to applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10.	Financial Statements of Certain Bidders.
Not applicable.

Item 12.	Material to Be Filed as Exhibits.
See Exhibit Index following the Signature Page.

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 25, 2010

BLUSH ACQUISITION CORPORATION
By:	/s/ Joseph S. Kendy, Jr.
	Name:	Joseph S. Kendy, Jr.
	Title:	Secretary

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 25, 2010

SHISEIDO COMPANY, LIMITED
By:	/s/ Carsten Fischer
	Name:	Carsten Fischer
	Title:	Chief Officer International Business Division

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Offer to Purchase dated January 25, 2010.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)	Summary Advertisement as published in The Wall Street Journal on January 25, 2010.

(a)(7)	Press Release issued by Shiseido on January 25, 2010.

(b)(1)	Letter of Commitment for Senior Credit Facility between Mizuho Bank, Limited and Shiseido, dated January 13, 2010.

(b)(2)	Summary of Financing Terms between Mizuho Bank, Limited and Shiseido.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 14, 2010, among Shiseido, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2010).

(d)(2)	Stockholders Support Agreement, dated as of January 14, 2010, among Shiseido, Purchaser, Berkshire Partners LLC, Berkshire Fund V, Limited Partnership, Berkshire Fund VI, Limited Partnership and Berkshire Investors LLC (incorporated by reference to Exhibit 2.2 of the Schedule 13D filed by Berkshire Partners LLC and each other Berkshire entity that is a party to the Stockholders Support Agreement).

(d)(3)	Contribution Agreement, dated as of January 14, 2010, between Shiseido and Leslie Blodgett on behalf of herself and as trustee of the Blodgett Family Trust dated June 4, 2004.

(d)(4)	Confidentiality Agreement, dated September 17, 2009, between Shiseido and the Company.

(d)(5)	Confidentiality Agreement, dated as of December 21, 2009, between Shiseido and the Company.

(d)(6)	Amended and Restated Name and Likeness Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(7)	Employment Agreement, dated as of January 14, 2010, between the Company and Leslie Blodgett (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

(d)(8)	Employment Agreement, dated as of January 14, 2010, between the Company and Myles McCormick (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company with the SEC on January 20, 2010).

Exhibit
Number	Description
(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.